BRADLEY PHARMACEUTICALS, INC.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
                   ------------------------------------

     The following discussions should be read in conjunction with the financial statements and notes thereto included elsewhere this Form 10-QSB and the Form 10-KSB for the year ended December 31, 2000. Historical results and percentage relationships set forth in the statement of operations, including trends that might appear, are not necessarily indicative of future operations.

FORWARD-LOOKING STATEMENTS
--------------------------

     This document may contain forward-looking statements, which reflect management's current views of future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to regulatory action, capital requirements and competing products. Any changes in such assumptions or external factors could produce significantly different results.

OVERVIEW
--------

     The Company markets over-the-counter and prescription pharmaceutical and health related products. The Company's product lines currently include dermatological brands (marketed by Company's wholly owned subsidiary, Doak Dermatologics, Inc.) and nutritional, respiratory, and internal medicine brands (marketed by the Company's Kenwood Therapeutics division). The Company is currently actively promoting products in dermatology and gastroenterology and to a lesser extent nutritionals. All of the Company's product lines are manufactured and supplied by independent contractors who are under the Company's quality control standards and are marketed primarily to wholesalers. The wholesalers, in turn, distribute the products to retail outlets and healthcare institutions throughout the United States. The Company also sells to distributors in selected international markets.

     The Company's growth strategy is to make acquisitions, including through co-marketing and licensing agreements, of products from major pharmaceutical organizations that the Company believes require intensified marketing and promotional attention. The Company believes that significant growth opportunities exist in this market niche as a result of the divestiture by major pharmaceutical companies of certain established product lines that are less profitable in relation to their other products. As a result, the Company has acquired, and intends to acquire, rights to manufacture and market pharmaceutical and health related products which are effective and for which a demonstrated market exists, but which are not actively promoted and where the surrounding competitive environment does not necessarily include major pharmaceutical companies. In addition to acquisitions, the Company's growth strategy is to introduce new products in its existing market niches through modest research and development of existing chemical entities.

RESULTS OF OPERATIONS
---------------------

     NET SALES (net of all adjustments to sales) for the three and nine months ended September 30, 2001 were $6,648,000 and $17,855,000, respectively, representing an increase of $1,981,000 for the three months ended September 30, 2000, and an increase of $6,298,000 for the nine months ended September 30, 2000. The increase for the three months ended September 30, 2001 was primarily due to gains resulting from Kenwood Therapeutics' product PAMINE(R) and Doak Dermatologics' products of ACIDMANTLE(R), LIDAMANTLE(R), and new product sales from LIDAMANTLE(R) HC of $104,000 which was partially offset by an additional accrual for rebates of $600,000 due to new managed care contracts and increased usage from existing managed care contacts. The increase for the nine months ended September 30, 2001 primarily reflects gains resulting from Kenwood's PAMINE(R) and GLUTOFAC(R)-ZX and Doak products of CARMOL(R)40, ACIDMANTLE(R), LIDAMANTLE(R) and new product sales from LIDAMANTLE(R) HC of $289,000. The increase during the nine months ended September 30, 2001 was partially offset by a decline in DECONAMINE(R) and BRONTEX(R) and an additional accrual for rebates of $600,000.

     The overall increases in product sales of CARMOL(R) 40, GLUTOFAC(R) -ZX, and PAMINE(R) were primarily due to greater promotional attention and the utilization of market research data to ensure product messages are received by the most potentially productive audiences. The sales declines of DECONAMINE(R) and BRONTEX(R) are primarily attributable to an increase in therapeutic/ generic substitution, formulary restrictions, reduction in promotion, and the launch of new competitive products.

     COST OF SALES for three and nine months ended September 30, 2001 were $1,209,000 and $3,136,000, respectively, representing an increase of $148,000 from the three months ended September 30, 2000 and an increase of $221,000 from the nine months ended September 30, 2000. The gross profit percentage for both the three and nine months ended September 30, 2001 were 82%, as compared to 77% and 75% during the three and nine months ended September 30, 2000. The increase in the gross profit percentage reflected a change in the Company's sales mix with greater sales of prescription products that historically carry a higher gross profit percentage. The change in the sales mix represents an increase in prescription products of CARMOL(R) 40 and PAMINE(R). In addition, the Company benefited from cost savings due to outsourcing from more cost efficient vendors.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES for the three and nine months ended September 30, 2001 were $3,662,000 and $11,031,000, respectively, representing an increase of $966,000 and $2,928,000 as compared to the three and nine months ended September 30, 2000. The increase in selling, general and administrative expenses reflect increased investment in the Company's sales and marketing areas, with resulting increases in promotional and advertising expenses in order to implement the Company's strategy of niche marketing CARMOL(R) 40, GLUTOFAC(R)-ZX and PAMINE(R). In addition, the
Company recorded a non-cash equity based compensation charge relating to consulting services during the three and nine months ended September 30, 2001 of approximately $60,000 and $219,000, respectively.

     DEPRECIATION AND AMORTIZATION EXPENSES for the three and nine months ended September 30, 2001 were $293,000 and $827,000, respectively, representing an increase of approximately $67,000 from the three months September 30, 2000 and $120,000 from the nine months September 30, 2000. The increase in depreciation and amortization expense was primarily due to equipment purchases, specifically to upgrade and install a computer network and a decrease in the remaining useful life of the BRONTEX(R) trademark.

     INTEREST INCOME- NET for the three months ended September 30, 2001 was $19,000, representing an increase of $89,000 as compared to interest expense for the three months ended September 30, 2000. Interest income for the nine months ended September 30, 2001 was $7,000, representing an increase of $189,000 as compared to interest expense for the same period the prior year. The improvement was principally due to a decrease in borrowings from the revolving asset-based credit facility and an increase in interest income from short-term investments due to the Company's investing excess cash.

     LOSS DUE TO IMPAIRMENT OF ASSET for the nine months ended
September 30, 2000 was $3,897,000. The Company recorded an impairment loss relating to the DECONAMINE(R) trademark. As a result of the Company's strategic review process of the Company's product lines and related intangible assets, the Company determined that an event or circumstance occurred. The Company changed the future sales forecast for the product during April 2000 after it became apparent that significant marketing attention during the Fourth Quarter 1999 had minimal impact on the product's sales. Consequently, the fair value of the DECONAMINE(R) trademark was calculated on the basis of discounted estimated future cash flows and resulted in a non-cash charge of $3,897,000. This charge, which has been recorded in the consolidated statement of operations, had no impact on the Company's cash flow. No impairment loss was recorded during the nine months ended September 30, 2001.

     INCOME TAX EXPENSE for the three months ended September 30, 2001 was $569,000, an increase of $329,000 from the same period the prior year. The income tax expense for the nine months ended September 30, 2001 was $1,080,000, in comparison to, an income tax benefit of $137,000 for the nine months ended September 30, 2000. The effective tax rate used to calculate the income tax expense for the three and nine months ended September 30, 2001 was approximately 37.5%. On September 30, 2001, the Company determined that a
50% valuation allowance on its deferred tax assets remains appropriate, since its projections of future taxable income makes it more likely than not that such deferred assets will be realized. A full valuation allowance had been recorded at September 30, 2000.

     NET INCOME for the three months ended September 30, 2001 was $936,000, an increase of $560,000 from the same period the prior year. The improvement for the three months ended September 30, 2001 was principally due to an increase in net sales, an increase in gross profit margin, and interest income. Net income for the nine months ended September 30, 2001 was $1,788,000, as compared to, a net loss of $4,112,000 for the nine months ended September 30, 2000. The improvement for the nine months ended September 30, 2001 was primarily due to an increase in net sales, an increase in gross profit margin, a decrease in interest expense, and the recording of a loss due to impairment of asset during the same period the prior year.

     Net income for Kenwood Therapeutics for the nine months ended
September 30, 2001 was $17,000, as compared to, a net loss of $5,086,000 for the same period the prior year. The gain was principally due to an increase in net sales, an increase in gross profit margin and the recording of a loss due to the impairment of the DECONAMINE(R) trademark during the nine months ended
September 30, 2000. The products GLUTOFAC(R)-ZX and PAMINE(R) primarily contributed to the increase in net sales, which was partially offset by a decrease in DECONAMINE(R) and BRONTEX(R).

     Net income for Doak Dermatologics for the nine months ended September 30, 2001 was $1,771,000, representing an increase of $797,000 from the same period in the prior year. The increase was principally due to an increase in net sales and increase in gross profit margin. The products of CARMOL(R) 40, ACIDMANTLE(R), and LIDAMANTLE(R) primarily contributed to the increase in net sales and gross profit margin.

RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------

     On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, Business
Combinations, and SFAS 142, Goodwill and Intangible Assets.   SFAS 141 is
effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible
assets acquired between July 1, 2001 and the effective date of SFAS 142.   Major
provisions of these Statements and their effective dates for the Company are as follows:

* All business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.
* Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.
* Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.
* Effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator
* All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

     The Company will continue to amortize goodwill recognized prior to July 1, 2001, under its current method until January 1, 2002, at which time annual and quarterly goodwill amortization of $119,000 and $29,750 will no longer be recognized. By June 30, 2002 the Company will have completed a transitional
fair value based impairment test of goodwill as of January 1, 2002.   Impairment
losses, if any, resulting from the transitional testing will be recognized in the quarter ended March 31, 2002, as a cumulative effect of a change in accounting principle.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). This statement is effective for fiscal years beginning after December 15, 2001. This supercedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", while retaining many of the requirements of such statement. The Company is currently evaluating the impact of the statement.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     The Company's liquidity requirements arise from debt service, working capital requirements and funding of acquisitions. The Company has historically met these cash requirements through cash from operations, proceeds from the line of credit, borrowings for product acquisitions and the issuance of common stock.

     On September 30, 2001, the Company had working capital of $6,814,000, an increase of $3,402,000 over the December 31, 2000 working capital of $3,412,000. The increase in the Company's working capital position at September 30, 2001 was primarily due to an increase in of short-term investments, a reduction in the revolving credit line, and a reduction in accounts payable, which was partially offset by a reduction in accounts receivable and an increase in income taxes payable.

     The Company's cash and cash equivalents was $4,071,000 at September
30, 2001. Cash provided by operating activities for the nine months ended September 30, 2001 was $6,092,000. The sources of cash primarily resulted from
(i) net income of $1,788,000 plus non-cash charges for depreciation and amortization of $827,000, deferred income taxes of $54,000, tax benefit for exercise of non-qualified stock options of 197,000, and compensation for consulting services of $219,000; (ii) a decrease in accounts receivable of $2,989,000, primarily due to increased cash collections; (iii) a decrease in inventory and prepaid samples and materials of $267,000; (iv) an increase in prepaid expenses and other of $37,000; (v) a decrease in accounts payable of $624,000; (vi) an increase in accrued expenses of $21,000; and (vii) an increase in income tax payable of $390,000. Cash provided by operating activities for the nine months ended September 30, 2000 was $1,517,000. This source of net cash was primarily the result of a decrease in accounts receivable and non-cash charges of a loss due to impairment of asset and depreciation and amortization, partially offset by a net loss, a decrease in accounts payable, and a decrease in income taxes payable.

     Cash used in investing activities for the nine months ended September 30, 2001 and 2000 were $2,413,000 and $29,000, respectively. The investment in nine months ended September 30, 2001 was primarily for the purchase of short-term investments of $2,200,000 and purchases of property and equipment of $203,000.

     Cash used in financing activities for the nine months ended September 30, 2001 was $61,000. The financing activities for the nine months ended September 30, 2001 consisted primarily of (i) a payment of long-term debt of $365,000;
(ii) net repayments to the revolving credit line of $578,000; (iii) proceeds from exercise of stock options of $1,073,000; (iv) purchases of treasury stock of $245,000; and (v) distributions of treasury stock of $54,000 due to funding the 401(k) Plan contributions. Cash used in financing activities for the nine months ended September 30, 2000 was $1,687,000. The financing activities for the nine months ended September 30, 2000 consisted primarily of (i) a payment of long-term debt of $1,428,000; (ii) net repayments of the revolving credit line of $1,496,000; (iii) proceeds from the acquisition note from LaSalle Business Credit, Inc. of $1,161,000; (iv) proceeds from exercise of stock options of $3,000; (v) purchases of treasury stock of $8,000; and (vi) distributions of treasury stock of $81,000 due to funding the 401(k) Plan contributions.

     The Company has a loan agreement with LaSalle Business Credit, Inc. that is comprised of a $3.5 million revolving asset-based credit facility and a $1.5 million acquisition note for future product acquisitions.

     On June 29, 2001, LaSalle Business Credit, Inc. amended the Loan
Agreement by reducing the interest rate by 1/2% for the acquisition note and the revolving asset-based credit facility. In addition, the maximum allowable capital expenditures covenant for each calendar year was favorably increased from $150,000 to $300,000.

     Interest now accrues on amounts outstanding under this loan agreement at the rate equal to the prime rate of interest, announced from time to time, by LaSalle National Bank plus 1% for the revolving credit facility (6% as of September 30, 2001) and plus 2% for the amount outstanding for the acquisition note (7% as of September 30, 2001). The Company's obligations under the loan have been collateralized by the Company's grant to LaSalle of a lien upon substantially all of the Company's assets.

     The Company had zero and $702,000 in borrowings issued under the revolving asset-based line of credit and the acquisition note at September 30, 2001, respectively, with a remaining availability pursuant to a borrowing base of $3,500,000 from the revolving line of credit and $411,000 from the acquisition note.

     During September 2001, the Company entered into financing agreements with Chase Manhattan Bank for $73,000 for the purchase of automobiles. The term of the loan is 5 years with an interest rate of 6.9%.

     On March 8, 2001, the Company entered into a lease purchase agreement with General Electric Capital Business Asset Funding Corporation that is comprised of a $300,000 credit facility for equipment purchases, specifically to upgrade and install a computer network. At the conclusion of the interim period (the period the Company purchases the equipment), this lease purchase agreement has a term of 3 years. During the interim period, the Company is subject to interest in an amount determined by applying the interim rate, which is the prime rate of interest announced from time to time by Chase Manhattan Bank plus one percent, to the total then outstanding balance. During the basic term (the period subsequent to the interim period), beginning on July 1, 2001, the Company is subject to interest in an amount determined by applying the periodic rate of 10% to the total cost.

     On June 28, 2001, the credit facility was amended by increasing the funding commitment to $380,225. As of September 30, 2001, the Company had $340,423 in borrowings remaining under this facility.

     On October 30, 2001, the Company completed a private placement of 1,511,000 unregistered shares of common stock at $7.73 per share. The offering price was based upon the preceding twenty-day bid closing price prior to October 30th at a 15% discount. In addition, the advisors of the private placement were issued 100,000 warrants with an exercise price of $8.50. The Company estimates that net proceeds from the offering will be approximately $10.9 million after deducting estimated offering expenses. Proceeds from the offering will be used for general corporate purposes.

     The Company believes that its cash and cash equivalents and cash generated from operations and the private placement will be adequate to fund the Company's current working capital requirements for at least the next 12 months. However, in the event that the Company makes or anticipates significant acquisitions in the future, the Company may be required to raise additional funds through additional borrowings or the issuance of debt or equity securities.

Item 1. Legal Proceedings
-------------------------

     The Company is involved in legal proceedings of various types in the ordinary course of business. While any such litigation to which the Company is a party contains an element of uncertainty, management presently believes that the outcome of each such proceeding or claim which is pending or known to be threatened, or all of them combined, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Item 2. Changes in Securities
-----------------------------

     (c)On October 30, 2001, the Company completed a private placement of 1,511,000 unregistered shares of common stock at $7.73 per share. The offering price was based upon the preceding twenty-day bid closing price prior to October 30th at a 15% discount. In addition, the advisors of the private placement were issued 100,000 warrants with an exercise price of $8.50. The Company estimates that net proceeds from the offering will be approximately $10.9 million after deducting estimated offering expenses. Proceeds from the offering will be used for general corporate purposes. The shares were issued pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933 as a transaction involving a public offering.

Item 5. Other Information
-------------------------

     None

Item 6. Exhibits and Reports on Form 8-K
----------------------------------------

     (a) Exhibits
         None

     (b) Reports on Form 8-K
         None



                               SIGNATURES
                               ----------


In accordance with the requirement of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                       BRADLEY PHARMACEUTICALS, INC.
                       -----------------------------
                               (REGISTRANT)



Date: November 14, 2001             /s/ Daniel Glassman
                                    -------------------
                                    Daniel Glassman
                                    Chairman of the Board, President and
                                    Chief Executive Officer
                                    (Principal Executive Officer)

Date: November 14, 2001             /s/ R. Brent Lenczycki, CPA
                                    ---------------------------
                                    R. Brent Lenczycki, CPA
                                    Vice President and
                                    Chief Financial Officer
                                    (Principal Financial and
                                    Accounting Officer)